FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Furnished Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the period ending 31 July 2003

BRITISH AIRWAYS Plc

Waterside HBA3, PO Box 365, Harmondsworth UB7 0GB

CONTENTS

1.        First Quarter Results 2003-2004     31 July 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

Date:    31 July 2003
Sarah Billington Manager Shareholder Services

FIRST QUARTER RESULTS 2003-2004 (unaudited)

Three months ended        Year ended
    June 30        Better/     March 31
        2003    2002         (Worse)         2003

Turnover    £m    1,832    2,052         (10.7)%         7,688

Operating profit    £m    40    158         (74.7)%         295

Operating margin    %    2.2    7.7         (5.5)pts         3.8

(Loss)/profit before tax    £m    (45)     65        nm         135

Retained (loss)/profit for the period    £m    (63)     40        nm         72

Net assets    £m    2,237    2,227         0.4%         2,274

(Loss)/earnings per share
Basic    p    (5.9)    3.7         nm         6.7
Diluted    p    (5.9)    3.7         nm         6.7

GROUP PROFIT AND LOSS ACCOUNT (unaudited)

    Three months ended    Year ended
        June 30    Better/         March 31
    2003 £m    2002 £m     (Worse)        2003 £m
Traffic Revenue
Scheduled Passenger    1,562    1,762     (11.4)%        6,545
Scheduled Cargo    113    126    (10.3)%         484
Non-scheduled services    14    13    7.7%         45
    1,689    1,901    (11.2)%         7,074
Other revenue    143    151    (5.3)%         614
TOTAL TURNOVER    1,832    2,052    (10.7)%         7,688
Employee costs    528    527    (0.2)%         2,107
Depreciation and amortisation    164    166     1.2%        676
Aircraft operating lease costs    35    42     16.7%        189
Fuel and oil costs    229    214    (7.0)%         842
Engineering and other aircraft costs    132    140     5.7%        566
Landing fees and en route charges    141    156     9.6%        576
Handling charges, catering and other operating costs    243     243             961
Selling costs    155    215    27.9%         706
Accommodation, ground equipment costs and currency differences    165     191    13.6%         686
Exceptional operating costs*                     84
TOTAL OPERATING EXPENDITURE     1,792    1,894     5.4%        7,393

OPERATING PROFIT    40    158    (74.7)%         295
Share of operating (losses)/profits in associates    (4)     (3)    (33.3)%         39
TOTAL OPERATING PROFIT INCLUDING ASSOCIATES    36    155     (76.8)%        334

Other income and charges                     (4)
(Loss)/profit on sale of fixed assets and investments    (72)     19    nm        60
Interest
Net payable    (55)    (73)    24.7%         (247)
Retranslation of currency borrowings    46    (36)     nm        (8)
(LOSS)/PROFIT BEFORE TAX    (45)    65    nm         135
Tax    (14)    (22)    36.4%         (50)
(LOSS)/PROFIT AFTER TAX    (59)    43    nm         85
Non equity minority interest**    (4)    (3)     (33.3)%        (13)
(LOSS)/PROFIT FOR THE PERIOD    (63)    40     nm        72
RETAINED (LOSS)/PROFIT FOR THE PERIOD    (63)    40     nm        72
nm: not meaningful
* Prior year exceptional operating charges relate to the fleet of seven Concorde aircraft, which will be retired in October 2003.
** Cumulative Preferred Securities

OPERATING AND FINANCIAL STATISTICS (unaudited)

Three months ended        Year ended
    June 30    Increase/         March 31
        2003         2002         (Decrease)         2003

TOTAL AIRLINE OPERATIONS (Note 1)

TRAFFIC AND CAPACITY

RPK (m)        25,102         24,679         1.7%         100,112

ASK (m)        34,962         35,020         (0.2)%         139,172

Passenger load factor (%)        71.8         70.5         1.3pts         71.9

CTK (m)        1,057         1,047         1.0%         4,210

RTK (m)        3,556         3,505         1.5%         14,213
ATK (m)        5,317         5,366         (0.9)%         21,328
Overall load factor (%)        66.9         65.3         1.6pts         66.6
Passengers carried (000)        9,769         9,665         1.1%         38,019

Tonnes of cargo carried (000)        190         192         (1.0)%         764
FINANCIAL
Passenger revenue per RPK (p)        6.28         7.19         (12.7)%         6.58

Passenger revenue per ASK (p)        4.51         5.07         (11.0)%         4.74
Cargo revenue per CTK (p)        10.69         12.03         (11.1)%         11.50

Total traffic revenue per RTK (p)        47.50         54.24         (12.4)%         49.77
Total traffic revenue per ATK (p)        31.77         35.43         (10.3)%         33.17
Average fuel price before hedging (US cents/US gallon)         92.17         76.77         20.1%         86.01

OPERATIONS

Average Manpower Equivalent (MPE)        49,215         52,926         (7.0)%         51,630

ATKs per MPE (000)        108.0         101.4         6.5%         413.1

Aircraft in service at period end        314         351         (37)         330

TOTAL GROUP OPERATIONS

FINANCIAL
Net operating expenditure per RTK (p)        46.37         49.73         (6.8)%         47.70

Net operating expenditure per ATK (p)        31.01         32.48         (4.5)%         31.78

Note 1 Excludes non-airline activity companies, principally, Airmiles Travel
Promotions Ltd, BA Holidays Ltd, BA Travel Shops Ltd, Speedbird Insurance
Company Ltd and The London Eye Company Ltd.

CHAIRMANS STATEMENT

Group Performance

Group loss before tax for the three months to June 30 was £45 million; this compares with a profit of £65 million last year.

Operating profit - - at £40 million - - was £118 million worse than last year. The deterioration in operating profit reflects the significant reduction in revenue due to continuing economic weakness, the impact of SARS and the war in Iraq. This was partially offset by cost savings delivered by the continuing implementation of our Future Size and Shape Programme and other initiatives.

Group unit costs (pence/ATK) improved by 4.5% on capacity (ATKs) 0.9% lower. Airline operations passenger yield (pence/RPK) for the three months deteriorated by 12.7% compared with last year. The operating margin was 2.2%, 5.5 points worse than last year.

Cash inflow before financing was £162 million for the quarter, with the closing cash balance of £1,723 million representing a £71 million increase versus March 31. Net debt fell by £226 million from March 31 to £4,923 million - - its lowest level since June 1998.

Turnover

For the three month period, Group turnover - - at £1,832 million - - was down 10.7% on a flying programme 0.9% smaller in ATKs. Passenger yields were down 12.7% per RPK; seat factor was up 1.3 points at 71.8% on capacity 0.2% lower in ASKs.

Cargo volumes (CTKs) for the quarter were up 1.0% compared with last year, with yields (pence/CTK) down 11.1%.

Overall load factor was up 1.6 points at 66.9%.

Costs

For the quarter, unit costs (pence/ATK) improved 4.5% on the same period last year. This reflects the net cost reduction of 5.4% on capacity 0.9% lower in ATKs.

Significant reductions were achieved in almost all areas of operating cost, including aircraft operating lease costs (down 16.7%), selling costs (down 27.9%), landing fees and en route charges (down 9.6%) and engineering costs (down 5.7%). Employee costs and other operating costs were flat as manpower reductions and other efficiencies offset wage, National Insurance and other price increases. Fuel costs increased by 7% due to the increase in fuel price net of hedging partially offset by exchange effects.

Non Operating Items

Net interest expense reduced by £18 million from last year to £55 million reflecting the impact of lower interest rates and reduced debt.

Retranslation of currency borrowings generated a credit of £46 million, £45 million of which was due to the retranslation of yen debts, compared to a charge the previous year of £36 million. The retranslation - - a non-cash item required by standard accounting practice - - results from the weakening of the yen against sterling.

Loss on disposals of fixed assets and investments was £72 million, reflecting primarily the sale of dba at a loss in the quarter of £79 million. This compares with a profit on disposal last year of £19 million reflecting primarily the sale of property and aircraft.

Earnings Per Share

The loss attributable to shareholders for the three months was equivalent to 5.9 pence per share, compared with last years profit per share of 3.7 pence.

Net Debt / Total Capital Ratio

Borrowings, net of cash and short term loans and deposits, were £4,923 million at June 30 - - down £226 million since the start of the year and £1.6 billion from the December 2001 peak. This reflects cash inflow more than offsetting movements in gross debt, together with exchange gains of £97 million. The net debt/total capital ratio reduced by 0.9 points from March 31 to 59.8%. The net debt/total capital ratio including operating leases was 63.2%, a 1.0 point reduction from March 31.

Cash Flow

During the quarter we generated a positive cash flow from operations of £228 million. After disposal proceeds, capital expenditure and interest payments on our existing debt, but before financing, cash inflow was £162 million. This represents a £270 million deterioration from last year, primarily due to the reduction in operating cash flow (£164 million) and in disposal proceeds, partially offset by savings in capital expenditure and net interest payments.

Future Size and Shape

The implementation of our Future Size and Shape programme, including the Business Plan initiatives of Customer Enabled BA and the £300 million reduction targeted in external spend, remains on track.

Forecast capital spend for the year remains on target. FSAS disposal proceeds at June 30 were £651 million (including £611 million to March 31, 2003) and the remaining £249 million to achieve the £900 million target will be delivered by year end.

The Group manpower reduction since August 2001 totals 13,667 including 1,397 relating to the disposal of World Network Services and 801 relating to the disposal of dba. This represents a reduction of 11,227 against the FSAS target of 13,000.

During the quarter, British Airways CitiExpress successfully launched services from London City Airport as part of the airlines drive towards simplifying and strengthening its UK regional operation.

Aircraft Fleet

During the quarter the Group fleet in service reduced by 16 to 314 aircraft. The disposal of dba accounted for the reduction of 16 Boeing 737-300 aircraft. In addition, 3 British Aerospace ATP aircraft were stood down pending return to lessor. The reductions were partially offset by the deliveries of 2 new Airbus A320 aircraft and the return to service of a Boeing 747-400 aircraft previously sub-leased to Qantas.

Alliance development

The final United States Department of Transport order approving the American Airlines / British Airways behind and beyond code-share was issued on May 30. Implementation is now underway.

We continue to deepen our relationship with Iberia Airlines through shared airport facilities, co-ordination of sales and marketing programmes, joint network planning and the extension of code-sharing services. With the addition of British Airways Gatwick routes and Iberias services to provincial Spanish points, all British Airways and Iberia services from London to Spain are now code-shared.

Regional Air, British Airways franchisee based in Kenya, came under new ownership on May 20. The franchise will continue under the new ownership.

Subsidiaries

On June 30, British Airways sold its German subsidiary dba (formerly Deutsche BA) to a Nuremburg-based aviation consultancy and investment company, Intro Verwaltungsgesellschaft mbH.

Intro bought the entire share capital of dba for 1 Euro. As part of the transaction, British Airways will invest up to 35 million Euro (£25 million) in dba and will also underwrite the German carriers fleet of 16 aircraft for one year, at a cost of 3 million Euro (£2 million) per month. The loss on disposal of dba was £79 million in the quarter.

British Airways will receive 25% of any dba profits, or 25% of any profit on disposal of dba (both capped at £300 million), up to June 2006.

Associates

During the quarter, as a result of our non-participation in Qantas dividend reinvestment plan, our holding reduced from 18.9% to 18.7%.

Outlook

The direct cost of the unofficial industrial disruption in July will be in the range £30 million to £40 million reflecting costs incurred and lost revenue. The uncertainty has also impacted forward bookings and will reduce revenue.

The demand for air travel, while improving, remains unpredictable. Seat factors are expected to continue at close to last years levels but yield improvements will be difficult to achieve. We expect that revenue in our second quarter will be lower than last year.

The implementation of our Future Size and Shape programme and other cost initiatives continues to deliver larger than expected cost savings.

Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Companys plans and objectives for future operations, including, without limitation, discussions of the Companys Future Size and Shape program, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemize all of the many factors and specific events that could cause the Companys forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Companys SEC filings, including, without limitation the Companys Report on Form 20-F for the year ended March 2003.

GROUP BALANCE SHEET (unaudited)

            June 30     March 31
    2003 £m        2002 £m        2003 £m

FIXED ASSETS
Intangible assets    161             145             164
Tangible assets    9,304             10,160             9,487
Investments    542             492             524

    10,007             10,797             10,175

CURRENT ASSETS
Stocks    82             106             87
Debtors    1,101             1,203             986
Cash, short-term loans and deposits    1,723             1,401             1,652
    2,906             2,710             2,725

CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR    (3,106)             (3,102)             (2,904)

NET CURRENT LIABILITIES    (200)             (392)             (179)

TOTAL ASSETS LESS CURRENT LIABILITIES    9,807             10,405             9,996

CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

Borrowings and other creditors    (6,289)             (6,903)             (6,441)
Convertible Capital Bonds 2005    (112)             (112)             (112)

    (6,401)             (7,015)             (6,553)

PROVISIONS FOR DEFERRED TAX    (1,076)             (1,048)             (1,062)
PROVISIONS FOR LIABILITIES AND CHARGES    (93)             (115)             (107)

    2,237             2,227             2,274

CAPITAL AND RESERVES
Called up share capital    271             271             271
Reserves    1,749             1,755             1,787

    2,020             2,026             2,058

MINORITY INTERESTS
Equity minority interest    10             8             10
Non equity minority interest    207             193             206
    217             201             216

    2,237             2,227             2,274

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

    Three months ended    Year ended
            June 30     March 31
    2003 £m        2002 £m        2003 £m

(Loss)/profit for the period    (63)             40             72
Other recognised gains and lossesrelating to the period:Exchange and other movements     13             (30)             (38)

Total recognised gains and losses    (50)             10             34

These summary financial statements were approved by the Directors on July 30, 2003.

GROUP CASH FLOW STATEMENT (unaudited)

    Three months ended    Year ended
    June 30    March 31
        2003 £m         2002 £m         2003 £m

    CASH INFLOW FROM OPERATING ACTIVITIES    228         392         1,185

    DIVIDENDS RECEIVED FROM ASSOCIATES    10         10        23

    RETURNS ON INVESTMENTS AND SERVICING OF FINANCE    (46)         (62)         (249)

    TAX             (2)         (7)

    CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT    (20)         94         250

    ACQUISITIONS AND DISPOSALS    (10)                 29

    Cash inflow before management of liquid resources and financing     162        432         1,231

    MANAGEMENT OF LIQUID RESOURCES    (247)         (199)         (289)

    FINANCING    (78)         (249)         (784)

    (Decrease)/increase in cash in the period    (163)         (16)         158

NOTES TO THE ACCOUNTS For the period ended June 30, 2003

1    ACCOUNTING CONVENTION

    The accounts have been prepared on the basis of the accounting policies set out in the Report and Accounts for the year ended March 31, 2003 in accordance with all applicable United Kingdom accounting standards and the Companies Act 1985 and are consistent with those applied in the previous year.

        Three months ended    Year ended
        June 30         March 31
            2003 £m         2002 £m         2003 £m
2    RECONCILIATION OF OPERATING PROFIT TO CASH INFLOW FROM OPERATING ACTIVITIES
    Group operating profit        40         158         295
    Depreciation and amortisation         164         166         734
    (Increase)/decrease in stocks and debtors         (127)         24         238
    Increase/(decrease) in creditors         165         55         (62)
    Decrease in provisions for liabilities and charges         (14)         (11)         (20)

    Cash inflow from operating activities         228         392         1,185

3    RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT
    (Decrease)/increase in cash during the period         (163)         (16)         158
    Net cash outflow from decrease in debt and lease financing         78         249         784
    Cash outflow from liquid resources         247         199         289

    Change in net debt resulting from cash flows         162         432         1,231
    New finance leases taken out and hire purchase arrangements made         (33)         (73)         (221)
    Exchange movements        97         69         135

    Movement in net debt during the period         226         428         1,145
    Net debt at April 1        (5,149)         (6,294)         (6,294)

    Net debt at period end         (4,923)         (5,866)         (5,149)

        Three months ended    Year ended
        June 30         March 31
            2003 £m         2002 £m         2003 £m
4    OTHER INCOME AND CHARGES
    Other income and charges                         (4)

                            (4)

    Other income and charges represented by:
    Group                         (4)

                            (4)

NOTES TO THE ACCOUNTS (Continued)For the period ended June 30, 2003

        Three months ended    Year ended
        June 30         March 31
            2003 £m         2002 £m         2003 £m

5    (LOSS)/PROFIT ON SALE OF FIXED ASSETS AND INVESTMENTS
    Net loss disposal of dba        (79)
    Net profit on disposal of go                          10
    Net profit on the disposal of other fixed assets and investments         7        19         50

            (72)         19        60

    Represented by:
    Group        (72)         19        58
    Associates                          2

            (72)         19        60

    On June 30, 2003 British Airways completed the sale of 100% of its interest in Deutsche BA Luftfahrgesellschaft GmbH (dba) to Intro GmbH. The loss on disposal under the terms of the sale is subject to completion accounts.

6    INTEREST
    Net payable:
    Interest payable less amount capitalised          69         87         310
    Interest receivable        (14)         (14)         (63)

            55         73         247

    Retranslation of currency borrowings         (46)         36        8

            9         109         255

    Net interest payable represented by:
    Group        9         109         253
    Associates                         2

            9         109         255

7    TAX

    The tax charge for the quarter is £14 million which represents deferred tax in the UK. There is no tax relief available with respect to the loss incurred on the disposal of dba.
8    (LOSS)/EARNINGS PER SHARE
    Basic (loss)/earnings per share for the quarter ended June 30, 2003 are calculated on a weighted average of 1,069,886,000 ordinary shares (June 2002: 1,076,114,000; March 2003: 1,069,884,000) as adjusted for shares held for the purposes of employee share ownership plans including the Long Term Incentive Plan. Diluted (loss)/earnings per share for the quarter end June 30, 2003 are calculated on a weighted average of 1,069,886,000 ordinary shares (June 2002: 1,076,114,000; March 2003: 1,069,884,000).The number of shares in issue at June 30, 2003 was 1,082,795,000 (June 30, 2002: 1,082,784,000; March 31, 2003: 1,082,784,000) ordinary shares of 25 pence each.

NOTES TO THE ACCOUNTS (Continued)For the period ended June 30, 2003
        June 30         March 31
9    INTANGIBLE ASSETS        2003 £m        2002 £m         2003 £m
    Goodwill        97         103         99
    Landing rights        64         42        65
            161         145         164

10    TANGIBLE ASSETS
    Fleet        7,674         8,444         7,828
    Property        1,202         1,232         1,219
    Equipment        428         484         440

            9,304         10,160         9,487

11    INVESTMENTS
    Associated undertakings        479         424         461
    Trade investments        32         43        32
    Investment in own shares        31         25        31

            542         492         524

12    CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR
    Loans        74         64        57
    Finance leases        125         128         124
    Hire purchase arrangements         370         356         362

            569         548         543
    Corporate tax         20         32        19
    Other creditors and accruals         2,517         2,522         2,342

            3,106         3,102         2,904

13    BORROWINGS AND OTHER CREDITORSFALLING DUE AFTER MORE THAN ONE YEAR
    Loans        1,251         1,342         1,275
    Finance leases        2,398         2,469         2,430
    Hire purchase arrangements         2,316         2,796         2,441

            5,965         6,607         6,146
    Other creditors and accruals         324         296         295

            6,289         6,903         6,441

14    RESERVES
    Balance at April 1        1,787         1,745         1,745
    Retained (loss)/profit for the period         (63)         40        72
    Exchange and other movements         13         (30)         (38)
    Goodwill written back on disposal          12                 8

            1,749         1,755         1,787
15    The figures for the three months ended June 30, 2003 and 2002 are unaudited and do not constitute full accounts within the meaning of Section 240 of the Companies Act 1985. The figures for the year ended March 31, 2003 have been extracted from the full accounts for that year, which have been delivered to the Registrar of Companies and on which the auditors have issued an unqualified audit report.

INDEPENDENT REVIEW REPORT TO BRITISH AIRWAYS Plc

Introduction
We have been instructed by the Company to review the financial information set out within the Group Profit and Loss Account, Group Balance Sheet, Group Statement of Recognised Gains and Losses, Group Cash Flow Statement and Notes to the Accounts and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit.
Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the three months ended
June 30, 2003.

Ernst & Young LLP
London

July 30, 2003

UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) INFORMATION

The accounts have been prepared in accordance with accounting principles accepted in the United Kingdom which differ in certain respects from those generally accepted in the United States. The significant differences are the same as those set out in the Report and Accounts for the year ended March 31, 2003.

The adjusted net income and shareholders equity applying US GAAP are set out below:

    Three months ended        Year ended
                June 30        March 31
        2003 £m         2002 £m         2003 £m

(Loss)/profit for the period as reported in the Group profit and loss account         (63)         40        72
US GAAP adjustments        64         96         (200)

Net income/(loss) as so adjusted to accord with US GAAP         1        136         (128)

Net income/(loss) per Ordinary Share as so adjusted
Basic        0.1p         12.6p         (11.9)p
Diluted        0.1p         12.3p         (11.9)p

Net income/(loss) per American Depositary Share as so adjusted
Basic        1p         126p         (119)p
Diluted        1p         123p         (119)p

    June 30        March 31
        2003 £m         2002 £m         2003 £m

Shareholders equity as reported in the Group balance sheet         2,020         2,026         2,058
US GAAP adjustments        (87)         176         (126)

Shareholders equity as so adjusted to accord with US GAAP         1,933         2,202         1,932

AIRCRAFT FLEET

Number in service with Group companies at June 30,2003

    On balance    Operating Leases off     Total    Changes Since
    sheet    balance    June     March    Future
    aircraft    sheet    2003     2003    deliveries    Options
AIRLINE OPERATIONS (Note 1 & 2)

Concorde (Note 3)     5        5

Boeing 747-400 (Note 4)     57         57    1

Boeing 777    43        43

Boeing 767-300 (Note 5)    21        21

Boeing 757-200    13        13

Airbus A319 (Note 6)    21    12    33         3    94

Airbus A320    13    13    26     2    4

Airbus A321                     10
Boeing 737-300 (Note 7)        5    5     (16)

Boeing 737-400    19    8    27

Boeing 737-500        10    10

Turbo Props (Note 8)        25    25     (3)

Embraer RJ145    16    12    28             17

Avro RJ100        16    16

British Aerospace 146    5        5

GROUP TOTAL    213    101    314     (16)    17    111

Notes:
1    Includes those operated by British Airways Plc, CityFlyer Express and British Airways CitiExpress.
2    Excludes 3 British Aerospace ATPs stood down pending return to lessor and 12 Jetstream 41s sub-leased to Eastern Airways.
3    Excludes 2 Concordes stood down pending retirement of the fleet.
4    Includes the return to service of 1 Boeing 747 - 400 previously sub-leased to Qantas.
5    Includes 2 Boeing 767 - 300s temporarily out of service.
6    Certain future deliveries and options include reserved delivery positions, and may be taken as any A320 family of aircraft.
7    Excludes 16 Boeing 737 - 300s disposed of with dba (formerly Deutsche BA).
8    Includes 10 British Aerospace ATPs, 5 ATR72s and 10 de Havilland Canada DHC-8s.